82-34639

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

AGENIX

04036848

SEC#82-5258

1 September 2004

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange on 1 September 2004.

By virtue of our requirements under Rule 12g3-2(b), we are providing you with a copy of each announcement.

Yours sincerely

Neil Leggett
Company Secretary

Encl/

dlw 9/14

Company Announcement

1 September 2004

Phase Ib ThromboView® trial closes as commercialisation progress continues

Agenix Limited [ASX: AGX, NASDAQ OTC: AGXLY] has today announced it has completed recruitment and clinical testing of patients with deep vein thrombosis (DVT) to satisfy the primary objectives in its Phase Ib study of ThromboView® and will now begin final analysis of results.

"We expect the final analysis and clinical study report will be available in November 2004 and will confirm the results of an interim analysis of the Phase Ib study, completed in April this year, which showed the product is safe and well-tolerated in patients with disease," said Agenix Managing Director, Mr Don Home.

The Phase Ib study was designed to evaluate the safety of increasing doses of ThromboView® when administered as a single intravenous dose to patients diagnosed with DVT, and was conducted at five major hospitals around Australia.

The Phase Ib study began with its first patient enrolled in July 2003. The interim analysis was conducted after the completion of two dose levels and an additional dose has been tested since then.

Other aspects of ThromboView®'s product development and commercialisation are on schedule to meet additional clinical, regulatory and commercial milestones (see flowchart next page):

- Phase Ia studies completed last year confirmed the technology was safe and well-tolerated in healthy volunteers. The results of this study were publicly reported in June 2004 at the Society of Nuclear Medicine meeting in Philadelphia.

- The next step in clinical development, Phase II trials, is already well advanced after detailed applications to conduct the trials were filed in the past week with US and Canadian authorities. The Phase II DVT trial will be conducted in multiple centres in the US and Canada and will include up to 180 patients with suspected DVT. Trials on patients with pulmonary embolism (PE) will proceed shortly after.

- Agenix's Brisbane manufacturing facility has been upgraded and licensed by the Therapeutic Goods Administration to supply ThromboView® for Phase II trials and a world class team of thrombosis experts assembled to conduct the trials.

ThromboView® detects blood clots by injection of a few millilitres of radiolabelled clot-binding antibody into a patient with suspected DVT or PE. The antibody flows through the body and attaches to blood clots, which are then detected by a standard imaging camera.

There is currently no single test available to definitively identify blood clots. Up to 4 million imaging procedures are undertaken each year in the USA alone to diagnose blood clots. This number is expected to grow with an aging population and the increased risk of bloods clots in elderly patients.

ENDS

For more information contact:
Mr Donald Home Jo Rafumi / Chris Cosgrove

Agenix Limited [ASX:AGX, NASDAQ OTC: AGXLY] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant-care products via its wholly owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 200 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

www.agenix.com

Background information: ThromboView® summary clinical milestones.

- Clinical, regulatory and commercial development is progressing under the management of a dedicated Agenix project team and is guided by a Scientific Advisory Board, comprised of six distinguished North American and European experts in thrombosis and nuclear medicine. A number of expert clinical, commercial and regulatory consultants are also involved in the commercialisation of ThromboView®.

Milestone	Primary Purpose	Status
Phase Ia study	Is it safe in healthy subjects?	Successful completion June 2003.
Phase Ib study	Is it safe in DVT patients?	Commenced July 2003, final study report November 2004.
Phase II trials	Is it safe & effective? What is the correct dose and formulation?	US & Canadian trials scheduled to commence 2004, expected completion 2005.
Phase III trials	Is it safe in large numbers of patients? How does it compare to usual practice? Is it cost-effective?	

Clinical trials complete → Regulatory approvals obtained → Marketing & commercial plans finalised → Commercialisation

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net

AGENIX

SEC#82-5258

31 August 2004

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange on 31 August 2004.

By virtue of our requirements under Rule 12g3-2(b), we are providing you with a copy of each announcement.

Yours sincerely

Neil Leggett
Company Secretary

Encl/

AGENIX

Company Announcement

31 August 2004

Agenix files ThromboView® application for Canadian trials

Agenix Limited [ASX: AGX, NASDAQ OTC: AGXLY] today announced the filing of a Clinical Trial Application (CTA) with Health Canada to conduct Phase II clinical trials of its ThromboView® blood clot imaging technology.

This follows last week's filing of an Investigational New Drug (IND) application for Phase II trials with the US Food and Drug Administration (FDA). Formal regulatory review will now proceed.

"This is another important milestone in the commercialisation of ThromboView® and represents a new stage in its development," said Donald Home, Managing Director of Agenix.

Both filings are in preparation for the commencement of Phase II ThromboView® trials that are scheduled to commence at a number of US and Canadian sites later this year. The US is the largest market for ThromboView® and many world-renowned thrombosis experts who are based in Canada and the US are involved in our program.

"We have been fortunate to have attracted some of the world's foremost thrombosis specialists to participate in Phase II clinical trials, and we believe this reflects the desire for a new clinical tool such as ThromboView®," Mr Home said.

The initial deep vein thrombosis (DVT) trial will involve 11 Principal Investigators managing the trial at their individual sites, a Core Nuclear Medicine Group to provide specific guidance on image acquisition, quality and review, and both an academic and commercial research group to conduct the trials which will test ThromboView® in up to 180 suspected DVT patients.

A trial investigator meeting comprised of experts from each of these groups will meet on 30 September in Toronto for a full briefing of the ThromboView® program to date, including the results of Phase I studies in Australia.

Agenix also announced it has commenced a search for a replacement for its Molecular Diagnostic Imaging Vice President, Sue Parry-Jones, who is leaving to take up another role interstate.

"The timing of Sue's departure coincides with the completion of the Phase I studies and the planning and preparation activities for Phase II. We are now poised to commence the live phase of the Phase II program," said Mr Home.

"The existing team is well staffed and qualified to handle this phase. We have commenced a search for a replacement executive with international product development and clinical trial experience to drive this process and to grow our pipeline of other imaging technologies."

"We want to thank Sue for her efforts over the past two years and wish her well in her new role."

ThromboView® is the only technology under development that may accurately identify blood clots present in both DVT and pulmonary embolism (PE). If successful, it will fill a pressing gap in the

US$3 billion global blood clot imaging market for faster and more accurate diagnosis of DVT and PE, the world's third most common cause of cardiovascular deaths.

ENDS

For more information contact:

Mr Donald Home
Managing Director
Agenix Limited
Ph: 61 7 3370 6300

Joanne Pafumi / Chris Cosgrove
Rowland Communication Group
Ph: +61 7 3229 4499
Mob: 0422 651 181

Agenix Limited [ASX:AGX, NASDAQ OTC: AGXLY] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant-care products via its wholly owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently *undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the* body. It could revolutionise the US $3 billion global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Federal Government through its START scheme. Agenix employs 200 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.

www.agenix.com